SEVERN TRENT

ENVIRONMENTAL LEADERSHIP

Severn Trent Plc
2297 Coventry Road
Birmingham B26 3PU
Tel 0121 722 4000
Fax 0121 722 4800
www.severntrent.com

Direct Line 44 121 722 4935
Direct Fax 44 121 722 4290
Our Ref GLK

28 June 2004

Securities & Exchange Commission
Office of International Corporation Finance
450 Fifth Street
Stop 3-2
Washington, DC 20549
USA

04035264

SUPPL

Dear Sir/Madam

In reference to **File Number 082-02819**, I enclose a copy of a Stock Exchange Announcement released today.

Yours faithfully,

Gemma Knowles
Company Secretarial Assistant

Encl.

Announcement Body Information:

On 28 June 2004 the Company was informed that the shareholding of Fidelity International Ltd (and its direct and indirect subsidiaries) in the Ordinary Shares of 65 5/19p each of Severn Trent Plc had increased by 3,605,270 shares to 14,510,507 shares, representing 4.2% of the total issued share capital of that class. Their interest in these shares is non-beneficial and the shares were acquired solely for investment purposes.

www.severntrent.com

File Number 082-02819

SEVERN TRENT

ENVIRONMENTAL LEADERSHIP

RECEIVED
2004 JUL -7 A 8:58
OFFICE OF INTERNATIONAL CORPORATE FINANCE

18 June 2004

Severn Trent Plc
2297 Coventry Road
Birmingham B26 3PU

Tel 0121 722 4000
Fax 0121 722 4800
www.severntrent.com

Direct Line 44 121 722 4935
Direct Fax 44 121 722 4290
Our Ref GLK

Securities & Exchange Commission
Office of International Corporation Finance
450 Fifth Street
Stop 3-2
Washington, DC 20549
USA

Dear Sir/Madam

In reference to **File Number 082-02819**, I enclose a copy of a Stock Exchange Announcement released today.

Yours faithfully,

Gemma Knowles
Company Secretarial Assistant

Encl.

Registered in England & Wales
Registration No. 2366619
Registered Office:

Announcement Body Information:

On 18 June 2004 the Company was informed that the shareholding of FMR Corp. and Fidelity International Ltd (and their direct and indirect subsidiaries) in the Ordinary Shares of 65 5/19p each of Severn Trent Plc had increased by 613,957 shares to 10,905,237 shares, representing 3.16% of the total issued share capital of that class. Their interest in these shares is non-beneficial and the shares were acquired solely for investment purposes.

www.severntrent.com